SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

          The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

     SECURITY BENEFIT SERIES TRUST

Address of Principal Business Office (No. & Street, City, State, Zip Code):

     One Security Benefit Place, Topeka, Kansas 66636-0001

Telephone Number (including area code):

     (785) 438-3000

Name and Address of agent for service of process:

Amy J. Lee Security Distributors, Inc. One Security Benefit Place Topeka, Kansas 66636-0001

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: Yes No X

Item 1. Exact name of registrant.

     SECURITY BENEFIT SERIES TRUST

Item 2. Name of state under the laws of which registrant was organized or created.

     Michigan

Item 3. Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

     Trust

Item 4. Classification of Registrant (face-amount certificate company, unit investment trust, or management company).

     Unit Investment Trust

Item 5. If registrant is a management company:

  state whether registrant is a "closed-end" company or an "open-end" company;

       Not applicable.

  state whether registrant is registering as a "diversified" company or a "non-diversified" company.

       Not applicable.

Item 6. Name and address of each investment adviser of registrant.

     Not applicable.

Item 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

     Not applicable.

Item 8. If registrant is an unincorporated investment company not having a board of directors:

  state the name and address of each sponsor of registrant;

       Security Distributors, Inc., One Security Benefit Place, Topeka, Kansas 66636-0001.

  state the name and address of each officer and director of each sponsor of registrant;

OFFICERS*

Gregory J. Garvin	President
Michael G. Odlum	Vice President
Thomas R. Kaehr	Treasurer
Brenda M. Harwood	Vice President and Assistant Treasurer
James R. Schmank	Vice President
Amy J. Lee	Secretary and Chief Compliance Officer
Christopher D. Swickard	Assistant Secretary
Carmen R. Hill	Assistant Vice President

DIRECTORS*

Gregory J. Garvin
Michael G. Odlum
Brenda M. Harwood
Richard M. Goldman

*All located at One Security Benefit Place, Topeka, Kansas 66636-0001.

  state the name and address of each trustee and each custodian of registrant.

       The Bank of New York, 101 Barclay Street, New York, New York 10286

Item 9.

  State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

       No.

  If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

       Not applicable.

  If the answer to Item 9(a) is "no" and the answer to Item 9(b) is "not applicable," state whether registrant presently proposes to make a public offering of its securities (yes or no).

       Yes.

  State whether registrant has any securities currently issued and outstanding (yes or no).

       No.

  If the answer to Item 9(d) is "yes," state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant's outstanding voting securities.

       Not applicable.

Item 10. State the current value of registrant's total assets.

     Not applicable.

Item 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

     No.

Item 12. Attach as an exhibit a copy of the registrant's last regular periodic report to its securityholders, if any.

     Not applicable.

Pursuant to the requirements of the Investment Company Act of 1940, the sponsor of the registrant has caused this notification of registration to be duly signed on behalf of its registrant in the City of Topeka and State of Kansas on the 11th day of July, 2007.

SECURITY BENEFIT SERIES TRUST (Name of Registrant)
By:	Security Distributors, Inc., its sponsor
By:	GREG GARVIN
Greg Garvin President

Attest:	AMY J. LEE
Amy J. Lee Secretary